UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated 27 March 2025

Commission File Number 001-31318

Gold Fields Limited
(Translation of registrant’s name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Explanatory Note
This Form 6-K includes the exhibits containing certain agreements relating to Gold Fields Limited ("Gold Fields"). The exhibits are filed herewith in order to be incorporated by reference into Gold Fields’ annual report on Form 20-F for the year ended 31 December 2024.

Exhibit No.	Description
4.11	Arrangement Agreement between Osisko Mining Inc., Gold Fields Holdings Company Limited and Gold Fields Windfall Holdings Inc., dated 12 August 2024
4.12
U.S.$500 million Multicurrency Bridge Facility Agreement between Gold Fields, Gold Fields Orogen Holding (BVI) Limited, Gold Fields Holdings Company Limited, The Bank of Nova Scotia, Citibank, N.A., London Branch and Royal Bank of Canada, dated 18 October 2024

4.13
U.S.$250 million Multicurrency Parallel Bridge Facility Agreement between Windfall Mining Group Inc., Gold Fields Orogen Holding (BVI) Limited, Gold Fields, Gold Fields Holdings Company Limited, The Bank of Nova Scotia, Citibank, N.A., London Branch and Royal Bank of Canada, dated 18 October 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Fields Limited

Date: 27 March 2025	By:	/s/ Mike Fraser
		Name:	Mike Fraser
		Title:	Chief Executive Officer